SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 28 October 2015

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                        October 28, 2015

BT WELCOMES CMA'S PROVISIONAL APPROVAL OF EE ACQUISITION

BT today welcomed the Competition and Markets Authority's (CMA) decision to provisionally approve its £12.5bn acquisition of EE, unconditionally without remedies. The company will continue to engage with the Authority through the remainder of its merger enquiry.
The CMA said today it has provisionally decided that the acquisition "is not expected to result in a substantial lessening of competition (SLC) in any market in the UK". These include the supply of retail mobile, wholesale mobile, mobile backhaul, wholesale broadband and retail fixed broadband services.
BT Chief Executive Gavin Patterson said: "We're pleased that the CMA has provisionally approved BT's acquisition of EE. The combined BT and EE will be good for the UK, providing investment and ensuring consumers and businesses can benefit from further innovation in a highly competitive market".

-ends-

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.btplc.com/News

About BT
BT's purpose is to use the power of communications to make a better world.  It is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed/mobile products and services. BT consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

For the year ended 31 March 2015, BT Group's reported revenue was £17,979m with reported profit before taxation of £2,645m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 28 October 2015